Amy M. Trombly, Esq.
amy@tromblybusinesslaw.com



February 27, 2008

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, DC  20549

        Attn:   Mr. Matthew Crispino

        Re:     Vital Products, Inc.
                Amendment No. 8 to Registration Statement on Form S-1 Filed January 30, 2008
                File Number: 333-127915

Dear Mr. Crispino:

I am securities counsel for Vital Products, Inc. (the "Company"). I enclose for filing under the Securities Act of 1933, as amended, Amendment No. 8 to Registration Statement No. 333-127915, together with certain exhibits thereto (the "Registration Statement").

Amendment No. 8 to the Registration Statement contains revisions that have been made in response to comments received from the staff of the Securities and Exchange Commission (the "Staff") in their letter dated February 22, 2008.

Set forth below are the Company's responses to the Staff's comments. The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

Form SB-2/A

General

Comment 1.  Form SB-2 has been eliminated as of February 4, 2008. Therefore, amendments to your registration statement must be filed on a Form S-1/A. You may continue to use, however, the disclosure format and content of the Form SB-2 until August 4, 2008. See Release No. 33-8876 (Dec. 19, 2007).

Response 1. The Company notes the Staff's comment.

Comment 2.  Your response to comment 1 of our letter dated January 8, 2008 indicates that the beneficiaries of the trust will be determined at the time of effectiveness of the registration statement. Nevertheless, in your response letter, please provide us, for each officer, director and more than ten percent holder of On The Go Healthcare, the approximate number of and percentage of shares of Vital Products' stock that each of those On The Go Healthcare affiliates would be entitled to receive, if the distribution were to have occurred as of a recent date.

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Response 2. Based on the public filings of On The Go Healthcare, Inc., including its annual report on Form 10-KSB for the fiscal year ended July 31, 2007 and Schedule 13Ds filed by its greater than five percent holders, the table below sets forth On The Go Healthcare's officers, directors and more than ten percent holders and the approximate number of and percentage of the Company's stock that each would receive if the assets of the Trust were to be distributed February 22, 2008. The purpose of this table is to summarize ownership of Vital Products stock which would result from a distribution of the Trust assets on a recent date. The table does not include ownership of Vital Products, Inc. common stock issued separate and apart from the trust.

Name        Number of On    Percentage of   Number of Vital   Percentage of
            The Go          On The Go       Products, Inc.    Vital Products,
            Healthcare      Healthcare,     Shares Held in    Inc. Common
            Common Shares   Inc. Common     Trust to Benefit  Stock (3)
            Owned           Stock  (1)      Shareholders of
                                            On The Go
                                            Healthcare (2)

Stuart Turk   300,000 (4)          *               1,419               *

The Cellular
Connection,
Ltd.                0 (4)          *                   0               * (5)

Evan
Schwartzberg      200              *                   1               *

Ralph Magid       200              *                   1               *


* less than 1%

(1) Based on 211,558,571 shares issued and outstanding on February 22, 2008, as provided by On The Go Healthcare, Inc.'s transfer agent, Intercontinental Registrar and Transfer Agency.

(2) There are an aggregate of 1,000,000 shares of Vital Products, Inc. common stock held in the Trust.

(3) Based on 10,750,000 shares issued and outstanding on February 22, 2008.

(4) As set forth in Schedule 13D/A filed November 7, 2007 and adjusted for a 1 for 50 reverse split effective November 16, 2007.

(5) The Cellular Connection, Ltd. was issued 500,000 shares of Vital Products, Inc. common stock on May 27, 2005 for services rendered, as disclosed in the Registration Statement under "Selling Security Holders." Such shares were not issued by the Trust and are not included in this table.

Financial Statements for the Three Months Ended October 31, 2007

Statements of Operations, F-3

Comment 3.  We note you recorded $182,518 as a gain on currency exchange rate.
            Considering that the Canadian dollar appreciated by approximately $0.11 against the U.S. dollar during the quarter ended
            October 31, 2007, show us how this significant gain was generated and explain how your accounting treatment is consistent with SFAS 52.

Response 3. According to SFAS 52, paragraph 15, "Foreign currency transactions are transactions denominated in a currency other than the entity's functional currency. Foreign currency transactions may produce receivables or payables that are fixed in terms of the amount of foreign currency that will be received or paid. A change in exchange rates between the functional currency and the currency in which a transaction is denominated increases or decreases the expected amount of functional currency cash flows upon settlement of the transaction. That increase or decrease in expected functional currency cash flow is a foreign currency transaction gain or loss that generally shall be included in determining net income for the period in which the exchange rate changes."

The Company's functional currency is the Canadian dollar because the Company principally operates in Canada. The Company translates its functional currency to U.S. dollars at the end of each reporting period. The $182,518 gain on currency exchange rate principally relates to the Company's $1,545,433 note payable which is payable in a fixed foreign currency (U.S. dollars). The Canadian to U.S. dollar exchange rate at July 31, 2007 was 1.0668 to 1, while the exchange rate at October 31, 2007 was .9447 to 1, an exchange gain of .1221 between the two ending periods. These exchange rates are obtained from the Bank of Canada website (www.bankofcanada.ca). At July 31, 2007, the Company's note payable balance totaled $1,471,842 which the Company converted to its functional currency at October 31, 2007 resulting in an exchange gain of approximately $179,712 [$1,471,842 x .1221 (exchange rate gain)]. The Company used the same methodology in calculating the accrued interest on the note payable during the quarter ended October 31, 2007 but using the average exchange rate during the period which resulted in a gain of $2,545. Accordingly, the Company believes it has followed SFAS 52 with regards to its calculation of the gain on currency exchange rate reported within its Statements of Operations for the period ended October 31, 2007.

Exhibits

Exhibit 5.1

Comment 4.  We note that the legal opinion is limited by the applicable provisions of the Nevada Revised Statutes and reported judicial decisions interpreting those laws. Vital Products, however, is incorporated in Delaware. Please revise the legal opinion to address the law of Delaware or explain the applicability of Nevada law to the registration statement.

Response 4. The Company has complied with the Staff's comment.



If you have further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.


                                                Regards,

                                                /s/  Amy M. Trombly
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